Exhibit 4.118

Joint Venture Interest Sale Deed

Barrick Gold Corporation
Buyer Guarantor

Barrick (Niugini) Limited
PNG Company Number 1-11463
Buyer

Emperor Mines Limited
ACN 007 508 787
Seller Guarantor

DRD (Porgera) Limited
PNG Company Number 1-25740
Seller

The Clayton Utz contact for this document is
John Elliott on + 61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T + 61 2 9353 4000 F + 61 2 8220 6700

www.claytonutz.com

Our reference 15962/Ben Madsen/00003333

Table of Contents

Joint Venture Interest Sale Deed made at   on

Parties   **DRD (Porgera) Limited** incorporated in Papua New Guinea and having its
                      registered office at Level 5, Defens Haus, Cnr Champion Parade & Hunter Street,
                      Port Moresby, National Capital District, Independent State of Papua New Guinea
                      (**"Seller"**)

                      Emperor Mines Limited ACN 007 508 787 incorporated in Queensland and
                      having its registered office at Level 1 WBM Building 490 Upper Edward Street
                      Spring Hill Queensland 4004 (**"Seller Guarantor"**)

                      Barrick (Niugini) Limited incorporated in Papua New Guinea and having its
                      registered office at Level 4, Mogoru Moto Building, Champion Parade, Port
                      Moresby, National Capital District, Independent State of Papua New Guinea
                      (**"Buyer"**)

                      Barrick Gold Corporation incorporated in Ontario and having its registered
                      office at BCE Place, Canada Tower Trust, 161 Bay Street, Suite 3700, Toronto,
                      Ontario M5J 2S1(**"Buyer Guarantor "**)

Recitals

A.   The Porgera Joint Venture owns and operates a gold mine known as the Porgera Mine in the
        Enga province of Papua New Guinea, approximately 600 kilometres northwest of Port
        Moresby.

B.   The participants in the Porgera Joint Venture are Buyer, Barrick (Goldfields PNG Holdings)
        Limited (being an affiliate of Buyer Guarantor), Seller and MRE (being an entity owned and
        controlled by the Porgera landowners and the Enga provincial government).

C.   Seller holds a 20% Participating Interest in the Porgera Joint Venture, that interest being more
        particularly defined as the Assets.

D.   Seller has agreed to sell the Assets to Buyer, and Buyer has agreed to buy the Assets, on the
        terms and conditions contained in this deed.

E.   The Seller Guarantor has agreed to guarantee the Seller's obligations under this Deed.

F.   The Buyer Guarantor has agreed to guarantee the Buyer's obligations under this Deed.

Operative Provisions

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1.   Definitions and interpretation

1.1   Definitions

In this Deed unless the context otherwise requires:

"Adjustment Amount" means an amount of $37,671.23 per day in respect of the period on
and from the Effective Date until Completion provided that Buyer has, during that period, the
economic benefit of the Assets in accordance with clause 5.

"**Allowable Capital Expenditure**" means allowable capital expenditure as defined in the
Income Tax Act.

"**Allowable Exploration Expenditure**" means allowable exploration expenditure as defined
in the Income Tax Act.

"Assets" means Seller's 20% Participating Interest in the Porgera Joint Venture and includes individually and collectively, all of Seller's right, title and interest in and to the Porgera Joint Venture held as an undivided interest as tenant in common, and includes without limitation an undivided interest in the Porgera Joint Venture Agreements, the assets and undertakings of the Porgera Joint Venture, the Property (including the Titles), the Operating Agreement, the Mining Development Contract, and all other property (including without limitation, all titles in tenements, rights, authorisations, licences and approvals) acquired for the purposes of or held pursuant to the Porgera Joint Venture and includes all rights under the Joint Venture Agreement, but excludes the Excluded Assets.

"Assumption Deed" means a deed of assignment and assumption in respect of the Assets in the form set out in Annexure A.

"ASX" means ASX Limited ACN 008 624 691.

"Barrick PJV Parties" means Buyer and Barrick (Goldfields PNG Holdings) Limited.

"Business Day" means a day which is not a Saturday, Sunday or public holiday in Brisbane, Australia or in Toronto, Canada or in Port Moresby in the Independent State of Papua New Guinea.

"Buyer's Warranties" means the covenants, warranties, representations and undertakings given by Buyer to and with Seller pursuant to clause 8.8 and in the terms set out in Schedule 2 of this Deed.

"Claim" means any claim or cause of action, including:

(a)   in contract (including breach of warranty);

(b)   in tort (including misrepresentation or negligence); or

(c)   under statute (including Part V and VI of the Trade Practices Act 1974 (Cth)),

in respect of the transactions contemplated under this Deed.

"Completion" means completion of the sale and purchase of the Assets in accordance with the terms of this Deed.

"Completion Date" means the date on which Completion occurs.

"Conditions Precedent" means those conditions precedent to Completion set out in clause 4.1.

"DRDP Dyno Proceeds" means Mineral Resources Porgera Ltd's share of money recovered by or on behalf of the Porgera Joint Venture in respect of the Dyno Claim.

"DRDGold" means DRDGold Limited (company number 1895/000926/06), a company incorporated under the laws of the Republic of South Africa and having its registered office at 299 Pendoring Avenue, Blackheath, Johannesburg, Republic of South Africa.

"Duty" means any stamp, transaction or registration duty or similar charge imposed by any government agency of the Independent State of Papua New Guinea and includes any interest, fine, penalty, charge or other amount imposed in respect of such amounts.

"Dyno Claim" means the claim made by the Manager on behalf of the Porgera Joint Venture in respect of an explosion at the Dyno plant at the Porgera Mine on 2 August 1994.

"Effective Date" means 1 April 2007.

"EFIC Charge" means the mortgage in favour of the Australian Trade Commission appearing on the Register of Mining Tenements in respect of Lease for Mining Purposes LMP1 and Special Mining Easement SME 1.

"Encumbrance" includes any mortgage, charge, pledge, lien, caveat and any other encumbrance whatsoever.

"Excluded Assets" means all of Seller's right, title and interest in and to:

(a)   the Restricted Cash; and

(b)   DRDP Dyno Proceeds.

"Exploration Licences" means the interest which the Seller has (if any) in Exploration Licence EL858 and Exploration Licence EL454, both being in the vicinity of the Porgera Mine in the Independent State of Papua New Guinea.

"Fixed Amount" means the amount of Two Hundred and Fifty Million Dollars (US$250,000,000) or the Kina Equivalent.

"Governmental Agency" means any government or governmental, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal or agency in any of the Independent State of Papua New Guinea, Australia, South Africa or Canada.

"Immediately Available Funds" means payment of cleared funds by way of real time gross settlement into an account nominated by the payee or any other form of payment that Buyer and Seller agree in writing.

"Income Tax Act" means the Income Tax Act 1959 **(PNG)**.

"JSE Limited" means JSE Limited, the company whose principal activity is operating the Johannesburg Stock Exchange.

"Kina Equivalent" means the amount in Kina equivalent to the relevant US dollar amount, calculated at the rate which is the arithmetic mean of the ANZ Bank main branch in Port Moresby in Papua New Guinea buy and sell rates for Kina against the US Dollar on the date of Completion.

"LIBOR" means the British Bankers' Association Interest Settlement Rate for the relevant currency and period displayed on page "LIBOR01" on the Reuters screen. If the relevant page is replaced or the service ceases to be available, an alternative page or service that as closely as possible approximates the original page and rate as agreed by the parties acting in good faith.

"Listing Rules" means the official listing rules of ASX.

"Loss" means any losses, claims, costs, demands, liabilities and other expenses, but excludes special, indirect or consequential loss or damage.

"Mining Development Contract" means the contract so captioned dated 12 May 1989 now between the Independent State of Papua New Guinea and Buyer, Barrick (Goldfields PNG Holdings) Limited, Seller and MRE or their predecessors.

"Minister" means the relevant government Minister exercising power under the *Mining Act 1992 (PNG)*.

"WIRE" means Mineral Resources Enga Limited, a company incorporated under the laws of the Independent State of Papua New Guinea with company number 1-32087.

"Operating Agreement" means the Porgera Joint Venture Operating Agreement dated 6 December 1988 between Buyer, Barrick (Goldfields PNG Holdings) Limited, Seller and MRE or their predecessors.

"Porgera Joint Venture" means the joint venture so known formed to develop and operate the gold mine and related infrastructure known as the Porgera Mine in the Enga province of Papua New Guinea referred to in the Porgera Joint Venture Agreements.

"Porgera Joint Venture Agreements" means the Porgera Joint Venture Agreement as restated on 21 March 1990, and all related and prior agreements as are still in effect, including the Operating Agreement, as amended, novated and restated from time to time.

"Post-Effective Date Period" means the period commencing on and from the Effective Date and ending on the earliest of Completion, termination or rescission of this Deed.

"Pre- Completion Period" means the period commencing on and from the date of this Deed and ending on the earliest of Completion, termination or rescission of this Deed.

"Purchase Price" means the Fixed Amount plus the Adjustment Amount, or the Kina Equivalent allocated in accordance with the principles set out in clause 5.7.

"Related Body Corporate" has the meaning given to it in s9 of the *Corporations Act 2001* Cth.

"Residual Exploration Expenditure" means residual exploration expenditure as defined in the Income Tax Act.

"Restricted Cash" means all amounts received by the Manager from or on behalf of Seller before the date of this Deed in respect of Seller's obligations under clause 5(b) of the Porgera Joint Venture Agreement to contribute in proportion to its Percentage Interest to all Porgera Joint Venture expenditures and in the amounts required by the Manager pursuant to the Operating Agreement, and which relates to the period commencing on and from the Effective Date.

"Seller's Warranties" means the covenants, warranties, representations and undertakings given by Seller to and with Buyer pursuant to clause 8.1 and in the terms set out in Schedule 1 of this Deed.

"Tax" means any tax, levy, charge, impost, fee, deduction, goods and services tax, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental Agency and includes any interest, fine, penalty, charge, fee or any other amount imposed on or in respect of any of the above, but excludes Duty.

"Third Party Interest" means with respect to any property of any nature:

(a)   any Encumbrance over or in respect of the property; or

(b)   any other right or interest of any nature whatsoever in, over or in respect of the property in favour of any person other than the beneficial owner of the property.

"Titles" means the tenements in the Independent State of Papua New Guinea listed in Schedule 3.

"Transfer Instruments" means transfer instruments in registrable form to give effect to the sale and purchase of the Assets and the Exploration Licences pursuant to this Deed.

"Undeducted Balance of Allowable Capital Expenditure" means an amount ascertained by deducting from the unclaimed balance of Allowable Capital Expenditure of Seller on the

Effective Date an amount equal to 25% of the deduction which would have been available to Seller on 31 December 2007 had the sale covered by this Deed not taken place.

"Undeducted Balance of Allowable Exploration Expenditure" means the Residual Exploration Expenditure of Seller on 31 December 2006.

1.2 Interpretation

In this Deed and unless the context indicates a contrary intention:

(a) terms defined in the Porgera Joint Venture Agreements shall have the same meaning when used in this document and capitalised;

(b) headings are for convenience only and do not affect interpretation;

(c) an obligation or liability assumed by, or a right conferred on, 2 or more parties binds or benefits all of them jointly and each of them severally;

(d) the expression "person" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e) a reference to any party includes that party's executors, administrators, successors and permitted assigns, including any person taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to any document (including this Deed) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(h) words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;

(i) references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Deed, and a reference to this Deed includes any schedule, exhibit or annexure to this Deed;

(j) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(k) the word "includes" in any form is not a word of limitation;

(l) a reference to "$" or "dollar" is to the currency of the United States of America (unless otherwise stated);

(m) references to payments to any party to this Deed will be construed to include payments to another person upon the direction of such party;

(n) all payments to be made under this Deed must be made by way of Immediately Available Funds; and

(o) if any day appointed or specified by this Deed for the payment of any money or doing of any thing falls on a day which is not a Business Day in the place where the Party required to make the payment or do the thing is located, the day so appointed or specified shall be deemed to be the next Business Day in that place .

2. Sale and purchase of Assets

2.1 Sale and purchase

Seller agrees to sell and transfer the Assets and the Exploration Licences to Buyer, and Buyer agrees to purchase and take a transfer of the Assets and the Exploration Licences, on and subject to the terms and conditions contained in this Deed.

2.2 Mining Act Condition

To the extent that any legal or equitable interest in any Title is created, assigned or otherwise dealt with in this Deed, those provisions are conditional upon the Minister approving this Deed and this Deed being registered pursuant to the Mining Act 1992 (PNG).

3. Right of First Refusal

3.1 MRE

(a) The parties acknowledge and agree that in respect of the sale of the Assets to Buyer contemplated by this Deed, as between themselves the parties waive, and Buyer will procure that Barrick (Goldfields PNG Holdings) Limited waives, any rights under clause 19(b) of the Porgera Joint Venture Agreement to require Seller to comply with that clause or to require the sale and purchase of any interest in the Assets under clause 19(b) of the Porgera Joint Venture Agreement as a result of the sale and transfer of the Assets contemplated by this Deed, subject only to MRE also waiving such rights (being the subject of the Condition Precedent in clause 4.1(g) of this Deed).

(b) Subject always to Completion occurring, Buyer undertakes to use reasonable endeavours to conclude an agreement with MRE to sell to MRE up to a 5% Participating Interest in the Porgera Joint Venture after completion of the transactions contemplated in this Deed in exchange for MRE waiving its rights under clause 19(b) of the Porgera Joint Venture Agreement in respect of the transactions contemplated in this Deed. Up until Completion, Buyer must keep Seller reasonably informed of all material developments in relation to the potential sale of up to a 5% Participating Interest in the Porgera Joint Venture to MRE, and provide Seller with copies of all agreements entered into between any Barrick PJV Party and MRE in respect of any such sale (to the extent permitted under the terms of any confidentiality restrictions imposed by MRE).

(c) The parties must cooperate with each other in approaching MRE for the purposes of satisfying the conditions in clauses 4.1(g).

(d) The parties must cooperate with each other in giving effect to this clause 3.1. Seller will provide Buyer with copies of all notices, correspondence, agreements, deeds or other documents to be sent by Seller to MRE in accordance with clause 19(b) of the Porgera Joint Venture Agreement a reasonable time prior to doing so and will give reasonable consideration to Buyer's comments on those documents and make any amendments reasonably requested by Buyer. Seller will provide to Buyer copies of all notices, correspondence, agreements, deeds or other documents received from MRE and will give reasonable consideration to Buyer's comments on those documents.

(e) The parties acknowledge and agree that:

(i)   as soon as reasonably practicable after the date of this Deed, Seller must give a notice to each party to the Porgera Joint Venture (including MRE but excluding Seller) under clause 19(b) of the Porgera Joint Venture Agreement of its desire to sell the Assets setting out the proposed terms and conditions of sale, which for the avoidance of doubt shall be on the same terms as the proposed sale of the Assets to Buyer under this Deed with such amendments as are necessary to reflect the fact that the offer is made to MRE (and not the Barrick PJV Parties);

(ii)   if by the date that is 30 days after the date that Seller provides MRE with notice under clause 3.1(e)(i):

        A.   MRE has failed to notify Seller of its desire to purchase the Assets in accordance with clause 19(b) of the Porgera Joint Venture Agreement, then clause 4.1(g) of this Deed will be deemed to have been satisfied; or

        B.   MRE notifies Seller of its desire to purchase the Assets in accordance with clause 19(b) of the Porgera Joint Venture Agreement and has not otherwise waived its rights of pre-emption under the Porgera Joint Venture Agreement in relation to the sale of the Assets to Buyer contemplated by this Deed (being the subject of the Condition Precedent in clause 4.1(g) of this Deed), then as soon as reasonably practicable after receiving such notification from MRE, Seller must provide MRE with an agreement or sale deed to sell that proportion of the Assets as MRE is entitled to under clause 19(b) of the Porgera Joint Venture Agreement (noting that the Barrick PJV Parties have agreed to purchase their entitlement to the Assets through Buyer on behalf of the Barrick PJV Parties) at the same purchase price as this Deed (adjusted to the proportion of Assets to be purchased by MRE) and subject to the same conditions precedent as set out in clause 4.1 (except 4.1(g)(i)) of this Deed and otherwise complying with the requirements of clause 3.1(e)(i) of this Deed.

(iii)   if Seller has provided MRE with sale documentation in accordance with clause 3.1(e)(ii)(B) above and MRE:

        A.   executes and completes that sale in accordance with its terms, then Buyer will, on behalf of the Barrick PJV Parties buy and Seller will sell so much of the Assets as are not purchased by MRE pursuant to the offer made under clause 19(b) of the Porgera Joint Venture Agreement on the terms of this Deed. In such circumstances, the Purchase Price shall be reduced in proportion by that proportion of the Assets sold to MRE; or

        B.   either:

                1)   fails to execute that sale documentation; or

                2)   fails to complete the sale and purchase on the terms of that sale documentation,

        within the later of 28 days after:

                3)   being provided with that draft sale documentation;

or

4)   the satisfaction or waiver of any conditions precedent required to effect such a sale to MRE by the cut-off date for satisfaction or waiver of such conditions (being the same conditions precedent and cut-off date as set out in clauses 4.1 (except 4.1(g)(i)) and 4.6 of this Deed respectively,

then Buyer will, on behalf of the Barrick P71/ Parties buy so much of the Assets as are not purchased by MRE pursuant to the offer made to MRE under clause 19(b) of the Porgera Joint Venture Agreement on Completion on the terms of this Deed.

(iv)   to the extent that Barrick obtains the economic benefit of a proportion of the Assets which are acquired by MRE pursuant to any offer made under this clause, Barrick covenants to account for, and to pay on demand to MRE the benefit of, any such amounts which are attributable to the portion of the Assets acquired by MRE under such offer, less that portion of amounts paid by Buyer under clause 5.1(b) attributable to the portion of the Assets acquired by MRE under such offer and less any Tax paid or payable by Buyer on such amount;

(v)   as between the parties (which includes Barrick (Goldfields PNG Holdings) Limited in the case of Buyer), Seller has satisfied (or by completion of the above process will have satisfied) the requirements of:

A.   clause 19(b) of the Porgera Joint Venture Agreement as to the procedure and time limits for the offering for sale of a party's interest in the Porgera Joint Venture; and

B.   clause 4.1(g)(ii) of this Deed.

4. Conditions Precedent

4.1 Conditions Precedent to Completion

Completion is conditional on:

(a)   The parties obtaining approval from the Minister responsible for the *Mining Act* 1992 of Papua New Guinea, in the form contained in Schedule 6:

(i)   on the recommendation of the Papua New Guinea Mining Advisory Council, to:

A.   this Deed;

B.   all transfers of Property (including the Titles) and any other property forming any part of the Assets; and

C.   an Assumption Deed with the continuing joint venturers whereby Buyer upon Completion becomes entitled to the rights and assumes the obligations of the Seller under the Porgera Joint Venture and Porgera Joint Venture Agreements on terms contained in Annexure A and that assignment and assumption of obligations; and/or

(ii)   the assignment of Seller's rights under the Mining Development Contract and the Porgera Joint Venture Agreements to Buyer,

in each case on terms reasonably acceptable to the Buyer (and if the terms relate to the Seller) the Seller.

(b)   The parties obtaining from any Governmental Agency in Papua New Guinea any necessary permissions, consents or approvals, on terms reasonably satisfactory to both Buyer and Seller, for the sale and transfer of the Assets.

(c)   The Seller and Seller Guarantor obtaining from any third party, regulatory authority, or stock exchange on which Seller or Seller Guarantor or DRDGold is listed, any necessary permissions, consents or approvals, on terms reasonably satisfactory to both Buyer and Seller, required to effect the sale and transfer of the Assets.

(d)   The Seller obtaining from any third party provider of financial accommodation (including to the extent not obtained prior to execution of this Deed, the consent of Seller Guarantor's financier's, ANZ Bank, to the transactions contemplated under this Deed), any necessary permissions, consents or approvals, on terms reasonably satisfactory to Seller and Buyer, required to effect the sale and transfer of the Assets free from any Encumbrance on the terms of this Deed and to allow Buyer to take Seller's share of production from the Porgera Joint Venture pursuant to clause 5.1.

(e)   The shareholders of Seller Guarantor having passed a resolution in a general meeting approving by the requisite majority the sale of the Assets for all purposes, including the purpose of Listing Rule 11.2.

(f)   The shareholders of DRDGold having passed a resolution in general meeting approving by requisite majority the sale of the Assets for all purposes, including for the purpose of section 228 of the Companies Act No 61 of 1973 (South Africa) and the Listing Requirements of the JSE Limited (if required).

(g)

(i)   MRE waiving any right to require Seller to comply with clause 19(b) of the Porgera Joint Venture Agreement or to purchase any interest in the Assets under clause 19(b) of the Porgera Joint Venture Agreement as a result of the sale and transfer of the Assets contemplated by this Deed; or

(ii)   clause 19(b) of the Porgera Joint Venture Agreement being complied with by Seller, MRE and Buyer as contemplated in clause 3.1.

(h)   DRD (Isle of Man) Limited, the immediate parent company of Seller, unanimously resolving to approve the sale and transfer of the Assets to the Buyer in accordance with section 110 of the *Companies Act* 1997 of Papua New Guinea.

4.2   Completion Conditional

Following satisfaction or waiver of the Conditions Precedent, Completion remains conditional upon there being no breaches of the Seller's Warranties. If there is such a breach Buyer may, in its sole discretion, elect to terminate this Deed or proceed to Completion and exercise its rights under clauses 8.4 and 8.6 of this Deed.

4.3   Reasonable endeavours

(a)   Seller and Buyer must each use their reasonable endeavours to obtain the fulfilment of the Conditions Precedent as soon as reasonably practicable after the date of this Deed, and in any event no later than the dates stipulated in clause 4.6.

(b)   As soon as reasonably practicable after the date of this Deed:

    (i)   Buyer and Seller must commence doing all things reasonably required to satisfy the conditions in clauses 4.1(a), 4.1(b) and, to the extent that it becomes evident to the parties that the condition in clause 4.1(g)(i) has become incapable of being satisfied, clause 4.1(g)(ii);

    (ii)   Buyer must commence doing all things reasonably required to satisfy the conditions in clause 4.1(g)(i);

    (iii)   Seller must commence doing all things reasonably required to satisfy the conditions in clauses 4.1(c), 4.1(d), 4.1(e), 4.1(f) and 4.1(h).

(c)   The parties must cooperate with each other in approaching the relevant regulatory bodies and MRE for the purposes of satisfying the conditions in clauses 4.1(a), 4.1(b) and 4.1(g) and to this end, must jointly file all notices and applications for approval necessary to satisfy the conditions in clauses 4.1(a), 4.1(b) and 4.1(g) as soon as reasonably practicable after the date of this Deed.

(d)   The parties must not act contrary to their obligations in this clause 4.3 and:

    (i)   Seller must use its reasonable endeavours to ensure that there are no breaches of the Seller's Warranties at the time such warranties are given under clause 8.1; and

    (ii)   Buyer must use its reasonable endeavours to ensure that there are no breaches of the Buyer's Warranties at the time such warranties are given under clause 8.8.

4.4   Waiver

The parties agree that the Conditions Precedent contained in clause 4.1 are for the benefit of Seller and Buyer and may only be waived with the written consent of both Seller and the Buyer.

4.5   Notice

If, at any time prior to Completion, a party becomes aware of the occurrence of any event which, in the opinion of the party acting reasonably in all the circumstances does, or is likely to, result in a Condition Precedent being unable to be satisfied prior to the date set out in clause 4.6, that party must immediately give written notice to the other parties of that event.

4.6   Non-satisfaction

(a)   If the Condition Precedent contained in clause 4.1(g)(i) has not been satisfied within 30 days of the date of this Deed the parties will use reasonable endeavours to satisfy the conditions of clause 4.1(g)(ii) and complete this transaction in accordance with clause 3.1.

(b)   If any of the Conditions Precedent (other than the condition contained in clause 4.1(g)(i)) have not been satisfied or waived within the time periods as follows, or such other dates as agreed in writing between the parties, either Seller or Buyer may, provided that they have satisfied their respective obligations under clause 4.3, rescind this Deed by giving the other party written notice to that effect:

<table>
<tr><td>(i)</td><td>4.1(e) and 4.1(f) within 3 months of the date of execution of this Deed</td></tr>
<tr><td>(ii)</td><td>4.1(b), 4.1(c), 4.1(d), 4.1(g)(ii) and 4.1(h) within 6 months of the date of execution of this Deed; and</td></tr>
<tr><td>(iii)</td><td>4.1(a) within 9 months of the date of execution of this Deed.</td></tr>
</table>

5. Conduct before Completion

5.1 Economic Benefit

Subject always to clause 5.4, and to the terms of any offer made to the parties to the Porgera Joint Venture in compliance with clause 3.1, during the Post-Effective Date Period, Buyer is:

(a) entitled to the economic benefit of the Assets (which for the avoidance of doubt, will exclude any economic benefit in the Excluded Assets), including all rights to take Seller's share of production from the Porgera Joint Venture attributable to the Post-Effective Date Period; and

(b) required to make and pay when due without set off or deduction, all payments due by Seller in accordance with its obligation under clause 5(b) of the Porgera Joint Venture Agreement to contribute in proportion to its Percentage Interest to all Porgera Joint Venture expenditures and in the amounts required by the Manager pursuant to the Operating Agreement, attributable to the Post-Effective Date Period. As between the parties, Buyer acknowledges and agrees that Seller is not in default under clause 5(b) of the Porgera Joint Venture Agreement as a result of payments being made by Buyer under this clause. Further, Buyer shall indemnify and hold Seller harmless against all Loss, which may be suffered, sustained or incurred by Seller as a result of or in respect of a breach by Buyer of its obligations under this clause 5.1(b).

5.2 Balancing

(a) If Completion does not occur, then within 90 days of the date of termination or rescission of this Deed or 5 days after any balancing amount is finally determined under clause 5.3 (whichever is the later):

(i) if A is a positive number, Buyer must pay to Seller an amount equivalent to A and if A is a negative number, Seller must pay Buyer an amount equivalent to A, where $A = B - C$, and:

(ii) B is the amount of revenue received by Buyer from the sale of Seller's share of production taken and sold by Buyer under clause 5.1(a), plus interest on such amount calculated at LIBOR plus 2% per annum from the date of receipt of the revenue by Buyer to the date of payment to Seller under this clause 5.2,

and

(iii) C is the amount of payments made by Buyer under clause 5.1(b) plus the amount of Restricted Cash paid to Seller under clause 5.4(a) (which shall be held by Buyer, on behalf of Seller, in Buyer's capacity as manager on behalf of the Porgera Joint Venture), plus any tax (whether direct or indirect) payable by Buyer on product taken under 5.1(a) and sold less any deductions claimed in respect of such expenditure plus interest on such total amounts calculated at LIBOR plus 2% per annum from the date of such payment by Buyer to the date of payment to Seller under this clause 5.2.

(b)   Notwithstanding this clause 5.2, Buyer must promptly provide Seller with:

(i)   notice of all payments due by Seller in accordance with its obligation under clause 5(b) of the Porgera Joint Venture Agreement (which under clause 5.1(b) are to be paid when due by Buyer on Seller's behalf during the Post-Effective Date Period); and

(ii)   full and complete details of all revenue received by Buyer from the sale of Seller's share of production during the Post-Effective Date Period in accordance with clause 5.1(a),

and any other information reasonably requested by Seller to monitor compliance with this clause 5.

5.3   Calculation of the balancing amount and dispute resolution

(a)   For the purposes of clause 5.2, Buyer must prepare and provide Seller with a draft calculation (in writing) showing Buyer's calculation of the balancing amount under clause 5.2 ("**Draft Calculation**") no later than 30 days after the date of termination of this Deed. Buyer must ensure that Seller and its advisers are given full access to the working papers and other supporting material and information that Seller and its advisers reasonably require to verify the Draft Calculation.

(b)   If Seller objects to any matter in the Draft Calculation within 10 days of being provided with it under clause 5.3(a), Buyer and Seller must enter into good faith negotiations and use all reasonable endeavours to resolve the dispute. If Seller has accepted the Draft Calculation or has not objected to it within the 10 day period referred to above, then the Draft Calculation will be deemed to be the final calculation of the balancing amount payable under clause 5.2, which will be conclusive, final and binding on the parties, except in the case of manifest error.

(c)   If Seller objects to any matter in the Draft Calculation in accordance with clause 5.3(b) above and Buyer and Seller cannot resolve the objection within 15 days of the date that Seller notifies Buyer of an objection to the Draft Calculation, then the matter will be referred for resolution to an independent person agreed by Buyer and Seller within a further 7 days. If within this period, the parties cannot agree on the identity of that independent person, either Buyer or Seller may request the President for the time being of the Institute of Chartered Accountants in Australia to appoint an independent person to determine the dispute. The person agreed or nominated under this clause will be the "Expert" for the purposes of this clause. The Buyer and Seller must instruct the Expert to:

(i)   decide the procedures to be followed in order to resolve the dispute;

(ii)   decide within the shortest practicable time the matters of disagreement; and

(iii)   apply generally accepted accounting standards applicable under the laws of the Independent State of Papua New Guinea and other mandatory professional reporting requirements issued by the joint accounting bodies to determine the balancing amount payable under clause 5.2.

Buyer must provide, and must ensure that Buyer's accountants provide, all information and assistance that the Expert reasonably requests for the purpose of resolving the dispute. The Expert will act as expert, not as an arbitrator in determining the dispute. The determination of the Expert will be final, conclusive and binding, except in the case of manifest error. The cost of the Expert must be shared equally between the parties.

5.4 Excluded Assets

Buyer must pay in Immediately Available Funds to Seller or as Seller may otherwise direct:

(a) in the case of Restricted Cash, an amount equivalent to Restricted Cash within 10 days; and

(b) in the case of the DRDP Dyno Proceeds, an amount equivalent to the DRDP Dyno Proceeds within 10 days of the earlier of the date of:

(i) the Seller's presentation to the Porgera Joint Venture of Seller's proof of entitlement to the relevant proportion of the proceeds of the Dyno Claim in a form reasonably acceptable to Buyer; or

(ii) written agreement between Seller and MRE as to the distribution of the proceeds in a form acceptable to Buyer.

To the extent that Buyer pays the DRDP Dyno Proceeds as directed to do so by Seller, then with effect from the date such payment is made, Seller indemnifies, and will keep indemnified, Buyer for Buyer's reasonable costs of assessing and/or disputing any claims by a third party to any part of the portion of money comprising the DRDP Dyno Proceeds and the amount of any payment Buyer makes to such third parties.

5.5 Obligations of Seller

During the Pre-Completion Period, Seller must:

(a) direct its nominees to the Management Committee to vote as may be directed by Buyer, provided always that if the Buyer elects to direct Seller's nominees to the Management Committee on how to vote on any particular matter, Buyer must first provide an indemnity in a form reasonably acceptable to Seller from all Loss which may be suffered, sustained or incurred by Seller as a result of or in respect of the implementation of any approvals provided by the Management Committee in respect of such matter;

(b) not assign any interest in the Assets to any party, whether as contemplated by clause 19 of the Porgera Joint Venture Agreement or otherwise;

(c) not transfer, dispose of or create any Third Party Interests in respect of the Assets without the consent of Buyer other than as required by this Deed;

(d) pass a resolution approving the sale of the Assets in accordance with the requirements of section 110 of the *Companies Act 1997 (PNG)*.

5.6 Obligations of Buyer

No later than 14 days after the satisfaction or waiver of all Conditions Precedent other than 4.1(a), Buyer must deliver to Seller or as Seller may direct:

(a) Transfer Instruments, duly executed by Buyer as transferee; and

(b)   if IVIRE has signed the Assumption Deed, the Assumption Deed duly executed by Buyer and MRE,

for lodgement with the Minister for endorsement pending Completion.

5.7   Allocation of Purchase Price

(a)   As soon as reasonably practicable after the date of this Deed, but in any event before Completion occurs, the parties must meet and confer in good faith to agree an allocation of the Purchase Price in accordance with the principles referred to in Schedule 4. For the purposes of this clause, Buyer must provide, and must ensure that Buyer's accountants provide, all information and assistance that Seller reasonably requests for the purpose of considering any proposals by Buyer in respect of the allocation of the Purchase Price.

(b)   If Buyer and Seller cannot agree the allocation of the Purchase Price in accordance with clause 5.7(a) within the date that is 30 days after the date of this Deed, then the matter will be referred for resolution to an independent person agreed by Buyer and Seller within a further 15 days. If within this period, the parties cannot agree on the identity of that independent person, either Buyer or Seller may request the President for the time being of the Institute of Chartered Accountants in Australia to appoint an independent person to determine the dispute. The person agreed or nominated under this clause will be the "Expert" for the purposes of this clause. Buyer and Seller must instruct the Expert to:

(i)   decide the procedures to be followed in order to resolve the dispute;

(ii)   decide within the shortest practicable time the matters of disagreement; and

(iii)   apply generally accepted accounting standards applicable under the laws of the Independent State of Papua New Guinea and other mandatory professional reporting requirements issued by the joint accounting bodies to determine the balancing amount payable under clause 5.7.

Buyer must provide, and must ensure that Buyer's accountants provide, all information and assistance that the Expert reasonably requests for the purpose of resolving the dispute. The Expert will act as expert, not as an arbitrator in determining the dispute. The determination of the Expert will be final, conclusive and binding, except in the case of manifest error. The cost of the Expert must be shared equally between the parties.

5.8   Caveats

(a)   Seller acknowledges that from the date of this Deed until the last to occur of:

(i)   Completion or if Completion does not occur the date on which this Deed is terminated or rescinded (other than as a consequence of the Seller's failure to Complete or other material breach by the Seller of this Deed);

(ii)   any monies owed by Seller to Buyer in connection with any of the matters or transactions or sales under this Deed (or in pursuance of any document drawn in consequence of this Deed) are repaid; and

(iii)   any monies owed by Seller Guarantor to Buyer Guarantor in connection with any of the matters or transactions or sales under this Deed (or in pursuance of any document drawn in consequence of this Deed) are repaid,

then:

(i) Buyer is entitled to a caveatable interest in the Titles;

(ii) Seller consents to Buyer lodging a caveat with the Registrar of Mining Tenements in respect of each of the Titles; and

(iii) Seller will not take any action to seek to have the caveats removed.

(b) When the Buyer is no longer entitled to maintain the caveats pursuant to clause 5.8(a) the Buyer must promptly withdraw each of the caveats lodged pursuant to clause 5.8(a) of this Deed.

6. Completion

6.1 Completion date and place

Completion will take place at the offices of Seller (or if the parties agree that Completion should take place outside of the Independent State of Papua New Guinea, the offices of Seller Guarantor) on the later of:

(a) 15 (fifteen) days following satisfaction or waiver of the last Conditions Precedent;

(b) 7 (seven) days following receipt of the documents referred to in clause 5.6 back from the Minister, duly endorsed; and

(c) the date that is 7 (seven) days after completion is scheduled to occur for any sale of an interest in the Assets from Seller to MRE under clause 19(b) of the Porgera Joint Venture Agreement in accordance with clause 3.1 of this Deed,

provided that, if relevant, Buyer has exercised its discretion to complete under clause 8.4, or such other date or place (or both) as the parties agree in writing.

6.2 Seller's obligations on Completion

Subject to the satisfaction or waiver of all of the Conditions Precedent and to Buyer satisfying its obligations under clause 6.5, on Completion Seller will:

(a) (**corporate action**) take all necessary corporate and other action to give effect to its obligations under this Deed;

(b) (**drop down certificate**) subject to being required to do so under clause 8.3, deliver to Buyer the certificate required by clause 8.3 certifying that as at the date of Completion there are no breaches of the Seller's Warranties;

(c) (**transfer**) deliver to Buyer the Transfer Instruments, duly executed by Seller in the form approved by the Minister;

(d) (**Assumption Deed**) deliver to Buyer an Assumption Deed, executed by Seller and (if applicable) executed by MRE and in the form approved by the Minister;

(e) (**ANZ consent**) deliver to Buyer a copy of the consent of Seller Guarantor's financiers, ANZ Bank, consenting to the transactions contemplated under this Deed and to the extent that ANZ Bank has any Encumbrances over the Assets, waiving all of those rights with effect from Completion and providing releases of those

Encumbrances;

(f) (**Other documents**) deliver to Buyer:

    (i) documents evidencing satisfaction of Conditions Precedent in clauses 4.1(a) to 4.1(h);

    (ii) executed releases of all Encumbrances registered on any of the Titles or the Exploration Licences (if any) duly approved by the Minister (including any Encumbrances recorded in the Remarks column of any Title which should properly be included in the Encumbrances column);

    (iii) withdrawals of any caveat executed by the caveator registered on any of the Titles or the Exploration Licences (if any).

(g) (**Management Committee resignations**): deliver to Buyer or its nominee written resignations, with effect from the Completion Date, from the Management Committee of its nominees, each resignation to include an acknowledgement that the nominee has no claim for compensation, remuneration or reimbursement against Buyer in relation to his or her service or appointment as a member of the committee; and

(h) (**other obligations**): perform all other obligations to be performed by Seller on Completion pursuant to any other clause of this Deed.

6.3 EFIC Charge

Buyer will use reasonable endeavours and cooperate with Seller to assist Seller in obtaining the removal of the EFIC Charge prior to Completion.

6.4 Purchase Price

At Completion, the parties will use the ANZ Bank in Port Moresby in Papua New Guinea for the purchase by Buyer of the Kina Equivalent of the Purchase Price and delivery of that amount to Seller and the receipt by Seller of that amount in accordance with clause 6.5.

6.5 Buyer's obligations on Completion

Subject to the satisfaction or waiver of all of the Conditions Precedent and to Seller satisfying its obligations under clause 6.2, on Completion Buyer will:

(a) pay to Seller or as the Seller may direct the Purchase Price;

(b) perform all other obligations to be performed by it on Completion pursuant to any other clause of this Deed.

6.6 Completion condition

Completion is conditional upon Buyer Guarantor being repaid in full, without any deductions, any and all indebtedness owing by Seller Guarantor to Buyer Guarantor in connection with any of the matters or transactions or sales under this Deed or in pursuance of any document drawn in consequence of this Deed.

6.7 Payment of Purchase Price

(a) If Seller directs Buyer to pay any portion of the Purchase Price outside of Papua New Guinea:

(i)   if it is to Buyer Guarantor then that portion of the Purchase Price shall be grossed up by the amount of any Papua New Guinea withholding Taxes;

(ii)   if it is to Seller or as Seller may direct, that portion of the Purchase Price shall be paid net of any Papua New Guinea withholding Taxes; and

(iii)   Seller indemnifies Buyer and Buyer Guarantor in respect of any additional amounts of Papua New Guinea withholding Taxes charged by the Papua New Guinea tax or revenue authorities in respect of the payments made in accordance with this clause 6.7(a)(i) and 6.7(a)(ii) of this Deed.

(b)   If Seller directs Buyer to pay all of the Purchase Price within Papua New Guinea to Papua New Guinea domiciled entities then such payments shall be made without deduction for withholding taxes.

6.8   Title and risk

(a)   Upon Completion, title to the Assets shall pass to Buyer free from all Encumbrances and Third Party Interests.

(b)   Upon Completion, risk in the Assets shall pass to Buyer.

6.9   Sale and purchase of Assets interdependent

The sale and purchase of the Assets, and the requirements of clauses 6.2 and 6.5, are interdependent and must be carried out contemporaneously. No delivery or payment will be deemed to have been made until all deliveries and payments have been made.

6.10   Seller's deliveries after Completion

Within 2 months after the end of the financial year in which Completion occurs, Seller must deliver to Buyer notices under section 155L of the Income Tax Act 1959 of PNG (substantially in the form of Schedule 5) to transfer the Undeducted Balance of Allowable Exploration Expenditure and the Undeducted Balance of Allowable Capital Expenditure (together, not to exceed the amount of the Purchase Price) referable to the Assets, from Seller to Buyer.

6.11   Access to records after Completion

(a)   The Buyer must, on reasonable notice from the Seller:

(i)   provide the Seller and its advisers with reasonable access to the records of the Porgera Joint Venture (and allow Seller to inspect and obtain copies or certified copies of such records at Seller's expense); and

(ii)   provide Seller and its advisers with reasonable access to Buyer and Buyer Guarantor's personnel,

for the purpose of assisting Seller and its Related Bodies Corporate to prepare tax returns, accounts and other financial statements, discharge statutory obligations or comply with any other Tax, Duty or other legal requirements for financial disclosure or to conduct legal or arbitration proceedings (subject always to the relevant Seller's Representative undertaking to be bound by and observe the same obligations of confidence imposed on the parties under clause 10.6). Seller must reimburse Buyer for its reasonable costs in retrieving any records or making any personnel available under this clause 6.11.

(b)   Buyer is not required to give Seller's Representatives access to any information if such access might reasonably be expected to:

(i)   put Buyer or any of its Related Bodies Corporate in breach of any duty of confidence owed to a third party; or

(ii)   result in a loss of any legal privilege.

During the course of any such access granted under this clause 6.11, Seller must not impede the conduct of the Buyer's business or operations, and must comply with the reasonable requirements of the Buyer or any relevant third party in respect of the access.

(c)   Buyer agrees that Seller may retain copies of any documents which it may require to enable it to comply with any applicable law after the Completion Date.

6.12   Exploration Licences

(a)   At Completion, Seller will do all things reasonably necessary to give effect to the sale and transfer of all right, title and interest Seller and its Related Bodies Corporate has in the Exploration Licences as required by this Deed, to Buyer as legal and beneficial owner of such right, title and interest, free and clear of all Encumbrances and Third Party Interests including the removal of any mention of the Seller and its affiliates and the removal of any caveats lodged, from the Register of Mining Tenements and any other register in respect of the Exploration Licences and the entry of Buyer on the Register of Mining Tenements as the sole holder of the Exploration Licences.

(b)   Notwithstanding any other provisions of this Deed, Seller and Seller Guarantor acknowledge that neither Buyer nor any of its affiliates nor Buyer Guarantor acknowledge or agree or represent that any person has any interest in the Exploration Licences (either directly or indirectly or through the Porgera Joint Venture or otherwise) other than Barrick (Goldfields PNG Holdings) Limited, and that the right title and interests of Buyer and its affiliates (including Barrick (Goldfields PNG Holdings) Limited in or to the Exploration Licences as at the date of this Deed are not affected by this Deed.

7.   Approval of Seller Guarantor Shareholders

7.1   Shareholders' Meeting

Seller Guarantor must do all things reasonably necessary to seek to hold a general meeting of its shareholders as soon as possible, but in any event by the date that is 93 days after the date of this Deed to consider, and if thought fit to approve, the sale of the Assets by the Seller as contemplated by this Deed**.**

7.2   Preparation of meeting documentation

Seller Guarantor must provide Buyer with drafts of the notice of meeting of Seller Guarantor's shareholders (together with the accompanying explanatory statement) at least 7 days prior to dispatch of that notice of the shareholders meeting, and Seller Guarantor agrees to give consideration to Buyer's comments regarding the draft explanatory statement.

7.3   Compliance with ASX requirements

Seller Guarantor must otherwise comply with all requirements of the ASX in calling and conducting the shareholder's meeting. All meeting documentation must be prepared in accordance with all applicable laws and the requirements of the ASX.

7.4 DRD Gold shareholder meeting waiver

(a)   Seller must do all things reasonably necessary to obtain a waiver from the Securities Regulation Panel and of JSE Limited of any requirement for DRDGold to hold a shareholder's meeting to consider the transactions contemplated by this Deed for the purpose of:

   (i)   section 228 of the Companies Act No 61 of 1973 (South Africa); and

   (ii)   the Listing Requirements of JSE Limited.

(b)   If a waiver from the Securities Regulation Panel and/or of JSE Limited as contemplated in 7.4(a) is not obtained within 14 days of the date of this Deed, Seller must then do all things reasonably necessary to procure DRDGold to hold a general meeting of its shareholders as soon as possible, but in any event by the date that is 93 days after the date of this Deed to consider, and if thought fit to approve, the sale of the Assets by the Seller as contemplated by this Deed.

(c)   Seller must provide Buyer with drafts of the notice of meeting and any related explanatory information.

(d)   Seller must take all reasonably possible steps necessary to procure DRDGold to comply with all requirements of JSE Limited and the Companies Act No 61 of 1973 (South Africa) in calling and conducting the shareholder's meeting. All meeting documentation must be prepared in accordance with all applicable laws and the requirements of JSE Limited.

8.   Warranties

8.1 Seller's Warranties

As part of the terms of the sale of the Assets and subject to the qualifications and limitations in clause 8.9, Seller gives the Seller's Warranties to Buyer, and so warrants as at the date hereof and separately as at a time immediately before Completion, it being a term of this Deed that each of the Seller's Warranties are true and correct in every respect and shall be construed separately. Subject always to clause 8.9, the meaning of each shall in no way be limited by reference to any other clause or paragraph contained herein.

8.2 Survival of warranties and covenants

Each of the Seller's Warranties shall remain in full force and effect on and after the Completion Date notwithstanding Completion, and is and shall be given to the extent that liability thereunder shall not be confined to breaches discovered on or prior to the Completion Date.

8.3 Notice of breach

Prior to the Completion Date Seller shall immediately give notice in writing to Buyer if it becomes aware of any breach of any of the Seller's Warranties on the part of Seller. No such notification shall affect or in any way limit the liability of Seller in respect of any such breach. Unless Seller has notified Buyer of a breach of any of the Seller's Warranties prior to Completion (in which case, Buyer has a discretion under clauses 4.2 and 8.4 to terminate this Deed or elect to proceed to Completion), on Completion Seller shall deliver to Buyer a certificate signed by a duly authorised company officer of Seller certifying that as at the date of Completion there are no breaches of the Seller's Warranties.

8.4 Consequence of breach of Seller's Warranty by Seller

If Seller breaches any of the Seller's Warranties, Buyer may, in its discretion, and not withstanding Buyer's rights as set forth in clause 8.6:

(a) require Seller to, within a reasonable period of time specified by Buyer, cure the breach of Seller's Warranty, if such breach is capable of cure; or

(b) terminate this Deed.

8.5 Assistance

(a) Subject to clause 8.5(c), during the period commencing on the date of this Deed and ending 30 days thereafter, Seller and Seller Guarantor must take all such steps and provide the Buyer, its solicitors, accountants and other advisers (**"Buyer's Representatives"**) with access to such information and documents relating to the Assets as the Buyer's Representatives may reasonably request (subject always to the relevant Buyer's Representative undertaking to be bound by and observe the same obligations of confidence imposed on the parties under clause 10.6).

(b) Subject to clause 8.5(c), during the period commencing on the date of this Deed and ending 30 days thereafter, Seller and Seller Guarantor shall give such assistance and facilities during normal business hours and on reasonable notice as the Buyer's Representatives may reasonably require to enable them to fully review the Assets and to satisfy themselves respectively as to the accuracy of the representations undertakings warranties and covenants contained herein.

(c) Neither Seller, nor Seller Guarantor, is required to give the Buyer's Representatives access to any information if such access might reasonably be expected to:

(i) put the Seller or any of its Related Bodies Corporate in breach of any duty of confidence owed to a third party; or

(ii) result in a loss of any legal privilege.

During the course of any such access granted under this clause 8.5, Buyer must not impede the conduct of the Seller's or Seller Guarantor's business or operations, and must comply with the reasonable requirements of the Seller, Seller Guarantor or any relevant third party in respect of the access.

(d) Seller expressly acknowledges and agrees that notwithstanding any such investigations carried out by Buyer, its solicitors, accountants, and other advisers or any of them, Buyer shall not be estopped from relying on any representation, covenant, undertaking or warranty contained in this Deed.

8.6 Indemnity

In addition to Buyer's rights under clause 8.4 but subject always to the qualifications and limitations set out in clause 8.9, Seller shall indemnify and hold Buyer harmless up to a maximum amount equivalent to the Purchase Price against all Loss howsoever arising, whether by way of depletion of the Assets or otherwise, which may be suffered, sustained or incurred by Buyer as a result of or in respect of a breach by Seller of any of the Seller's Warranties.

8.7 Seller's acknowledgement

Seller acknowledges that Buyer has entered into this Deed in reliance on the Seller's Warranties. Buyer acknowledges that Seller has entered into this Deed in reliance on the Buyer's Warranties.

8.8 Buyer's Warranties

As part of the terms of the sale of the Assets, Buyer gives the Buyer's Warranties in favour of the Seller, and so warrants as at the date hereof and separately as at a time immediately before Completion, it being a term of this Deed that each of the Buyer's Warranties are true and correct in every respect and shall be construed separately. Subject always to clause 8.9, the meaning of each shall in no way be limited by reference to any other clause or paragraph contained herein.

8.9 Qualifications and limitations on claims

(a) Buyer and Seller each expressly acknowledge and represent and warrant to each other that each is not relying on (and has not given to the other) any warranties, covenants, undertakings or representations except those expressly set out in this Deed. To the maximum extent permitted by law all conditions, warranties, representations, covenants and undertakings (express, implied, written, oral, collateral, statutory or otherwise) which are not set out in this Deed are excluded.

(b) The maximum aggregate amount which Seller or Buyer, as applicable, is required to pay in respect of all Claims in relation to the subject matter of this Deed, whenever made, is limited to the Purchase Price.

(c) Seller is not liable under a Claim for any Loss to the extent to which the subject matter giving rise to the Claim has been disclosed on any of the following public records maintained by a government authority of the Independent State of Papua New Guinea that is capable of being searched by Buyer or its representatives, being the Department of Mines (PNG) and the Office of the Registrar of Companies (PNG) and that subject matter is capable of discovery by search as at the date of any search or if no search is conducted the date of this Deed or has otherwise been fairly disclosed in writing to Buyer prior to the date of this Deed. In particular, Buyer acknowledges that Seller has disclosed, and the Buyer is aware of the subject matter relating to, the landowner claim brought by Wariu Salee Korget and Others against Seller and eight other defendants in relation to the Porgera Joint Venture.

(d) Each qualification and limitation in this clause 8.9 is to be construed independently of the others and is not limited by any other qualification or limitation.

9. Guarantee

9.1 Guarantee of Seller's obligations

(a) Consideration

The Seller Guarantor gives the guarantee in this clause 9.1 in consideration of the Buyer agreeing at the request of the Seller Guarantor to enter into this Deed. The Seller Guarantor acknowledges the receipt of valuable consideration from the Seller for the Seller Guarantor incurring obligations and giving rights under this guarantee.

(b) Guarantee

The Seller Guarantor unconditionally and irrevocably guarantees to the Buyer the due and punctual performance and observance by the Seller of the Seller's obligations under this Deed.

(c)   Enforcement of Rights

The Seller Guarantor waives any right it has of first requiring the Buyer to commence proceedings or enforce any other right against the Seller or any other person before claiming under this guarantee.

(d)   Principal Debtor

The Buyer may treat the Seller Guarantor as a principal debtor jointly and severally with the Seller.

(e)   Continuing Security

This guarantee is a continuing security and is not discharged by any one payment.

(f)   Guarantee not Affected

The liabilities of the Seller Guarantor under this guarantee as a guarantor or principal debtor and the rights of the Buyer under this guarantee are not affected by anything which might otherwise affect them at law or in equity including one or more of the following:

(i)   the Buyer granting time or other indulgence to, compounding or compromising with or releasing the Seller; or

(ii)   acquiescence, delay, acts, omissions or mistakes on the part of the Buyer; or

(iii)   any novation of a right of the Buyer permitted under and made in accordance with this Deed; or

(iv)   the Seller being or becoming legally incapacitated; or

(v)   any variation of this Deed; or

(vi)   the invalidity or unenforceability of an obligation or liability of a person other than the Seller Guarantor.

(g)   Reinstatement of Guarantee

If a claim that a payment or transfer to the Buyer in connection with this Deed or this guarantee is void or voidable (including a claim under laws relating to liquidation, administration, insolvency or protection of creditors) is upheld, conceded or compromised then the Buyer is entitled immediately as against the Seller Guarantor to the rights to which it would have been entitled under this guarantee if the payment or transfer had not occurred.

9.2   Guarantee of Buyer's obligations

(a)   Consideration

The Buyer Guarantor gives the guarantee in this clause 9.2 in consideration of the Seller agreeing at the request of the Buyer Guarantor to enter into this Deed. The Buyer Guarantor acknowledges the receipt of valuable consideration from the

Buyer for the Buyer Guarantor incurring obligations and giving rights under this guarantee.

(b)   Guarantee

The Buyer Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance and observance by the Buyer of the Buyer's obligations under this Deed.

(c)   Enforcement of Rights

The Buyer Guarantor waives any right it has of first requiring the Seller to commence proceedings or enforce any other right against the Buyer or any other person before claiming under this guarantee.

(d)   Principal Debtor

The Seller may treat the Buyer Guarantor as a principal debtor jointly and severally with the Buyer.

(e)   Continuing Security

This guarantee is a continuing security and is not discharged by any one payment.

(f)   Guarantee not Affected

The liabilities of the Buyer Guarantor under this guarantee as a guarantor or principal debtor and the rights of the Seller under this guarantee are not affected by anything which might otherwise affect them at law or in equity including one or more of the following:

(i)   the Seller granting time or other indulgence to, compounding or compromising with or releasing the Buyer; or

(ii)   acquiescence, delay, acts, omissions or mistakes on the part of the Seller; or

(iii)   any novation of a right of the Seller permitted under and made in accordance with this Deed; or

(iv)   the Buyer being or becoming legally incapacitated; or

(v)   any variation of this Deed; or

(vi)   the invalidity or unenforceability of an obligation or liability of a person other than the Buyer Guarantor.

(g)   Reinstatement of Guarantee

If a claim that a payment or transfer to the Seller in connection with this Deed or this guarantee is void or voidable (including a claim under laws relating to liquidation, administration, insolvency or protection of creditors) is upheld, conceded or compromised then the Seller is entitled immediately as against the Buyer Guarantor to the rights to which it would have been entitled under this guarantee if the payment or transfer had not occurred.

10. General

10.1 Further assurance

The parties covenant and agree that each will do all acts and things and execute all deeds and documents and other writings as are from time to time required to give effect to this Deed.

10.2 Jurisdiction and governing law

(a) This Deed is to be governed by and construed in accordance with the laws of Queensland.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Queensland, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this Deed.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (b) of this clause.

10.3 Assignment

(a) Subject to clause 10.3(b), each party cannot assign, novate or otherwise transfer any of its rights or obligations under this Deed without the prior written consent of each other party.

(b) Seller and Seller Guarantor each agree that Buyer may at any time assign, transfer or novate its rights and obligations under this Deed to any of its Related Bodies Corporate and each of Seller and Seller Guarantor consent to Buyer doing so on the condition that the relevant Related Body Corporate of the Buyer agrees (in a form acceptable to Seller, acting reasonably) that if it ceases to be a Related Body Corporate of Buyer for any reason whatsoever, to immediately reassign, re-transfer and re-novate to Buyer the rights and obligations under this Deed that have been assigned, transferred or novated to it in accordance with this clause.

10.4 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Deed.

(b) Any waiver or consent given by any party under this Deed will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this Deed will operate as a waiver of another breach of that term or of a breach of any other term of this Deed.

10.5 Notices

All notices, requests, consents and other documents authorised or required to be given by or pursuant to this Deed shall be given in writing and either personally served or sent by facsimile transmission (**"fax"**) addressed as follows:

If to Seller:

Seller

Addressed to:	DRD (Porgera) Limited
	Attn: Director
Address:	c/- Level 1 WBM Building 490 Upper Edward Street Spring Hill, Queensland, Australia, 4004
Fax No:	+61 7 3007 8080

with a copy to:

Seller Guarantor

To:	Emperor Mines Limited
	Attn: Corporate Counsel
Address:	Level 1 WBM Building 490 Upper Edward Street Spring Hill
	Queensland, Australia, 4004
Fax No:	+61 7 3007 8080

and

If to Buyer:

Buyer

To:	Barrick (Niugini) Limited
	Attn: Managing Director
Address:	Level 4, Mogoru Moto Building, Champion Parade, Port Moresby
	National Capital District Papua New Guinea
Fax No:	+675 3224800

with a copy to:

Buyer Guarantor

To:	Barrick Gold Corporation
	Attn: General Counsel
Address:	161 Bay Street, #3700, Toronto, ON M5J 2S1
Fax No:	+1 416 861 9717

Notices, requests, consents and other documents (**"Notices"**) shall be deemed served or given:

(a)   if personally served by being left at the address of the party to whom the Notice is given between the hours of 9:00 am and 5:00 pm on any day which is a Business Day in the place where the notice is to be delivered, then in such case at the time the Notice is so delivered;

(b) if sent by fax, then in such case when successfully transmitted during business hours in the place where the fax is being transmitted to, or if not during business hours, then when business hours in that place next commence.

Any party may change its address for receipt of Notices at any time by giving notice of such change to the other party. Any Notice given under this Deed may be signed on behalf of any party by the duly authorised representative of that party and shall be sent to all other parties to this Deed.

10.6 Public announcements and confidentiality

Each of the parties shall procure that neither it nor any of its Related Bodies Corporate shall make any public announcement or disclosure to any person in relation to this Deed or information of which it has become aware in connection with this Deed unless it first consults with and obtains the agreement in writing of the other parties, provided however that either party is entitled to disclose such information without the agreement of the other party in the following circumstances:

(a) a public announcement or notification where and to the extent that the same is required by law or the Listing Rules, or another recognised stock exchange on which the securities of a party or its Related Body Corporate are quoted (and in such circumstances, the party must where reasonably practicable use reasonable endeavours to consult with the other parties prior to making the announcement or notification);

(b) a party shall be entitled to make such disclosures to the directors, secretary, professional advisers and bankers of that party and its Related Bodies Corporate so long as the party uses all reasonable endeavours to ensure that the matters disclosed are kept confidential;

(c) a party shall be entitled to make such disclosures where the disclosure is considered by the disclosing party to be reasonably necessary for the purposes of obtaining any of the approvals contemplated in the Conditions Precedent.

10.7 Counterparts

This Deed may be signed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same document.

10.8 Modification

This Deed may not be modified, amended, added to or otherwise varied except by a document in writing signed by each of the parties or signed on behalf of each party by a director under hand.

10.9 Costs and expenses

Each party is responsible for its own costs and expenses of negotiation, preparation, execution and performance of this Deed.

10.10 Stamp duties and Taxes

(a) Buyer shall bear all Duty (apart from receipts duties, financial institutions duties or bank account debits taxes which shall lie between the parties as they fall) assessed on or in relation to this Deed or in connection with any of the matters or transactions or sales under this Deed or in pursuance of any document drawn in consequence of this Deed.

(b)   Seller shall bear any Taxes, other than Duty, related to the disposition of the Assets the subject of this Deed and income Tax in respect of the Assets up to the Effective Date.

(c)   Subject to clause 5.2(a)(iii), Buyer shall bear any Taxes related to the acquisition of the Assets the subject of this Deed and income tax in respect of the Assets on and from the Effective Date.

(d)   If Completion does not occur, Seller will pay to Buyer an amount equivalent to:

   (i)   if Seller breaches this Deed and Buyer terminates, any Duty paid on this Deed by Buyer that Buyer cannot recover from the Independent State of Papua New Guinea provided always that Buyer and each of its Related Bodies Corporate have taken reasonable actions to mitigate any such Loss;

   (ii)   if the Conditions Precedent are not fulfilled (other than because of a breach of Seller's obligations in clause 4.3) half of any Duty paid on this Deed by Buyer that Buyer cannot recover from the Independent State of Papua New Guinea, limited always to 2.5% of any Duty paid on this Deed; and

   (iii)   if Buyer breaches this Deed and Seller terminates, any Duty paid on this Deed by Buyer that Buyer cannot recover from the Independent State of Papua New Guinea is to Buyer's account,

subject always to Buyer's obligation to exhaust all applicable appeals processes (other than litigation) to recover the Duty.

10.11   Merger

The rights and obligations of the parties in respect of agreements, indemnities, covenants and warranties contained herein shall be continuing agreements, covenants, indemnities and warranties, and accordingly shall not be merged or extinguished by or upon Completion or be prejudiced or affected by Buyer's acceptance of the Assets pursuant to this Deed or by the payment of the Purchase Price or any part thereof or any other money payable under this Deed. Notwithstanding Completion of the sale and purchase of the Assets, the provisions of this Deed shall remain in full force and effect as to the obligations of the parties respectively remaining to be performed after Completion.

10.12   GST – Papua New Guinea

The parties acknowledge that the supply made under this Deed is the supply of a going concern and that accordingly the supply is being treated as being chargeable with tax at the rate of zero percent in accordance with section 20(1) of the Goods and Services Tax Act 2003 (PNG) (the "**GST Act**").

If the supply made under this Deed does not come within the provisions of section 20(1) of the GST Act because the supply is not the supply of a going concern, Seller is entitled to recover from Buyer an additional amount equal to Purchase Price multiplied by the rate of GST payable in respect of the supply under the GST Act, provided that Seller issues a tax invoice in relation to that supply.

Terms in this clause 10.12 which are not otherwise defined in this Deed have the meaning given to them in the GST Act.

10.13   Default interest

If a party fails to pay any amounts payable to another party to this Deed on the due date for payment, that party must pay interest on the amount unpaid at the rate of LIBOR plus 2%. Any such default interest payable:

(a)   accrues from day to day up to the date of final payment of all amounts outstanding (including any default interest payable in accordance with this clause); and

(b)   may be capitalised by the person to whom it is payable at monthly intervals.

10.14   Continuation and independence of indemnities

(a)   Each indemnity of a party contained in this Deed is a continuing obligation of that party despite:

(i)   any settlement of account; or

(ii)   the occurrence of any other thing,

and otherwise remains in full force and effect until all money owing, contingently or otherwise, under the indemnity has been paid in full.

(b)   Each indemnity of a party contained in this Deed is an additional, separate and independent obligation of that party and no one indemnity limits the generality of any other indemnity.

10.15   Survival of certain provisions

If this Deed is terminated or rescinded by the parties, no party is liable to the other party except in respect of:

(a)   any breach of this Deed occurring before termination or rescission; and

(b)   under clauses 5.2 (Balancing), 5.3 (Calculation of balancing amount and dispute resolution), 5.4 (Excluded Assets), 10.6 (Public Announcements and Confidentiality), 10.9 (Costs and expenses), 10.10 (Stamp Duty and Taxes), 10.12 (GST) and 10.13 (Default Interest).

10.16   Rights Cumulative

The rights and remedies provided in this Deed are cumulative with and do not exclude any rights or remedies provided by law.

Schedule 40
Warranties

1. Capacity

(a) (**Necessary corporate action by Seller**): Subject to the satisfaction of the Conditions Precedent, Seller and Seller Guarantor have taken all corporate action necessary to authorise it to execute, deliver and perform this Deed, and all instruments, documents and agreements to be executed and delivered in connection herewith, and to complete the transactions contemplated hereby, and this Deed and all instruments, documents and agreements delivered or to be delivered in connection herewith shall upon execution thereof be valid binding and enforceable in accordance with their respective terms.

(b) (**Duly incorporated**): Seller and Seller Guarantor are duly incorporated and validly existing under the laws of the jurisdiction where they are incorporated.

(c) (**Seller's authority**): Seller has the legal right capacity and full power and authority to enter into this Deed and to transfer good and valid title to the Assets to Buyer on and subject to the terms and conditions of this Deed.

(d) (**No liquidation or official management**): Neither Seller nor Seller Guarantor is in liquidation or official management, and no order, petition, application, proceeding, meeting or resolution has been made, presented, brought called or passed, or so far as Seller is aware, no circumstances exist justifying any such order, petition, application, proceeding, meeting or resolution, for the purpose of liquidating Seller or Seller Guarantor or placing Seller or Seller Guarantor in official management.

(e) (**No insolvency or inability to pay debts**): Neither Seller nor Seller Guarantor has stopped payment to any creditor and is not insolvent or unable to pay its debts, and there is no unfulfilled or unsatisfied judgment or court order outstanding against Seller or Seller Guarantor.

(f) (**No consent required**): No authorisation, approval or consent is required in order for Seller or Seller Guarantor to enter into and perform its obligations under and pursuant to this Deed, other than the authorisations, approvals or consents the subject of the Conditions Precedent in clause 4.1.

(g) (**No legal action**): No legal action, suit or proceeding, judicial or administrative, or governmental investigation, is current or pending or, to the best of the knowledge, information and belief of Seller or Seller Guarantor after due inquiry in respect thereof has been made by Seller or Seller Guarantor or threatened against Seller or Seller Guarantor which on determination would prohibit consummation of this Deed by Seller or affect title to the Assets.

2. Assets

(a) (**Title to Assets**): Seller is the legal and beneficial owner of and has good and valid title to all of the Assets and on Completion, there will not be any Encumbrance or Third Party Interest affecting any of the Assets.

(b) (**Title to pass to Buyer**): Seller shall on Completion pass to Buyer absolute full, clear and valid title to all of the Assets which shall be free from all Encumbrances or Third Party Interest on Completion.

(c) (**No litigation**): There is no litigation current or pending or to the best of Seller's or

Seller Guarantor's information, knowledge and belief threatened, against Seller which might in any way affect Seller's title to any of the Assets.

(d)   (**Purported termination of sale of interest to MRE**) The Sale and Purchase Agreement dated 2 February 2004 between Seller and MRE has been terminated and does not constitute an Encumbrance on any Title.

Schedule 42
Warranties

1. Capacity

(a) (**Necessary corporate action by Buyer**): Buyer and Buyer Guarantor has taken all corporate action necessary to authorise it to execute, deliver and perform this Deed, and all instruments, documents and agreements to be executed and delivered in connection herewith, and to complete the transactions contemplated hereby, and this Deed and all instruments, documents and agreements delivered or to be delivered in connection herewith shall upon execution thereof be valid binding and enforceable in accordance with their respective terms.

(b) (**Buyer duly incorporated**): Buyer and Buyer Guarantor are duly incorporated and validly existing under the laws of the jurisdiction where they are incorporated.

(c) (**Buyer's authority**): Buyer has the legal right capacity and full power and authority to enter into this Deed and to accept a transfer of good and valid title to the Assets from Seller on and subject to the terms and conditions of this Deed.

(d) (**No consent required**): No authorisation, approval or consent is required in order for Buyer or Buyer Guarantor to enter into and perform its obligations under and pursuant to this Deed, other than the authorisations, approvals or consents the subject of the Conditions Precedent in clause 4.A.

Schedule 43
Titles

- 20% interest in Special Mining Lease SML 1P

- 20% interest in Lease for Mining Purposes LMP1
- 20% interest in Lease for Mining Purposes LMP2
- 20% interest in Lease for Mining Purposes LMP3
- 20% interest in Lease for Mining Purposes LMP4

- 20% interest in Mining Easement ME1P
- 20% interest in Mining Easement ME2P
- 20% interest in Mining Easement ME3P
- 20% interest in Mining Easement ME4P

- 20% interest in Lease for Mining Purposes LMP 41
- 20% interest in Lease for Mining Purposes LMP 61
- 20% interest in Lease for Mining Purposes LMP 72

- 20% interest in Mining Lease ML101

Any other tenements or tenures to which the Seller has rights that were acquired for the purposes of or are held pursuant the Porgera Joint Venture.

Schedule4 4
Allocation of Purchase Price

The Purchase Price shall be allocated between the Seller and the Buyer and to the various assets comprising the Assets as follows:

1. In respect of allowable exploration expenditure, an amount equal to the Undeducted Balance of Allowable Exploration Expenditure.

2. In respect of allowable capital expenditure, an amount equal to the Undeducted Balance of Allowable Capital Expenditure.

3. In respect of items of plant for which Seller has claimed depreciation under Section 73 of the Income Tax Act, the tax written down value of those assets at 31 March 2007.

4. In respect of assets of the Joint Venture including working capital and stockpiled ore, an amount equal to Seller's book value of those assets at 31 March 2007.

5. In respect of the mining information, an amount ascertained by deducting from the value of the mining information which amount is to be determined in accordance with clause 5.7, the Undeducted Balance of Allowable Exploration Expenditure.

6. In respect of the balance of the Assets, being the rights of Seller over the site or over the mineral deposits comprising Seller's Percentage Interest in the special mining lease, mining leases, mining easements and leases for mining purposes, the amount remaining after deducting from the Purchase Price the sum of the amounts in points 1 to 5 above.

7. As agreed between Seller and Buyer as to the various categories comprising the Assets as follows:

   (i)   Information:

   (ii)   Plant and equipment

   (iii)   Allowable Capital Expenditure

   (iv)   Allowable Exploration Expenditure

   (v)   special mining lease SML1P

   (vi)   Exploration Licences

   (vii)   stock in trade (including stockpile)

   (viii)   all other assets comprising the Assets

Schedule 45

NOTICE UNDER SECTION 155L OF THE INCOME TAX ACT
Clause 6.6

To: Commissioner General of Internal Revenue

        Internal Revenue Commission

        PO Box 777

        Port Moresby, NCD

Notice is hereby given pursuant to Section 155L of the *Income Tax Act 1959* as follows:

[   ] of [   ] (Vendor) has incurred allowable exploration expenditure and allowable capital expenditure in relation to:

(ii)   [description of resource project]; and

(iii)   [licences];

in relation to which the Vendor held a 20% undivided beneficial interest as tenant in common (**Sale Interest**).

The Vendor has disposed of the Sale Interest in the [*project*] and the [licence] to [   ] of [   ] (Purchaser).

For the purposes of Section 155L(3), to the extent the consideration payable by the Purchaser for the acquisition constitutes allowable exploration expenditure or allowable capital expenditure of the Purchaser:

(i)   the consideration payable by the Purchaser for allowable exploration expenditure is $[   ] and for allowable capital expenditure is $[   ];

(ii)   the subject matter of the acquisition is the Sale Interest in the [*project*] and the [licence] and the expenditure is allocated as follows:

         [*insert*]

(iii)   the resource projects or resource rights of the Purchaser for which the consideration constitutes allowable exploration expenditure or allowable capital expenditure are as follows:

         [*insert*]

(iv)   the extent to which the expenditure by the Purchaser and the Vendor on that subject matter constituted allowable exploration expenditure and allowable capital expenditure is as follows:

[*insert*]

(v)   the allocation between allowable exploration expenditure and allowable capital expenditure referred to in paragraph (d) is [*the same/different*] for the Purchaser and the Vendor [*reasons for difference*].

Dated this   day of   200[   ]

Schedule 47

<center>MEMORIAL OF APPROVAL OF AN INSTRUMENT</center>

I, [   ] Minister for Mining, by virtue of the powers conferred by the Mining Act 1992 and all other powers me enabling, and after considering the recommendation of the Mining Advisory Council, hereby approve this instrument.

DATED at   this   day of   , 2003.

....
Minister for Mining

To be completed by the Registrar upon the Minister approving an Instrument.

I, [   ], Registrar, pursuant to all powers conferred under the Mining Act certify that I have this day registered the instrument.

.... (Registrar's signature)

.... (date)

Executed as a Deed

THE COMMON SEAL of Barrick
(Niugini) Limited, the fixing of which was
witnessed by:

_____
Signature of director

_____
Signature of director/secretary

_____
Name

_____
Name

SIGNED, SEALED and **DELIVERED** for
DRD (Porgera) Limited under power of
attorney in the presence of:

/s/ V Chidrawi

_____
Signature of attorney (who declares that he or she
has no notice of revocation of the power of attorney)

Vanessa Chidrawi

_____
Signature of witness

_____
Name

16 July 2007

_____
Name

_____
Date of power of attorney

SIGNED, SEALED and **DELIVERED** for
Emperor Mines Limited under power of
attorney in the presence of:

/s/ TJ Glenn

Signature of attorney (who declares that he or she
has no notice of revocation of the power of attorney)

Signature of witness

Name

Name

18 July 2007

Date of power of attorney

Barrick Gold Corporation, by its duly authorised
officers

Signature of authorised officer

Signature of authorised officer

Name

Name

Annexure A

Form of Assumption Deed

MEMORIAL OF APPROVAL OF AN INSTRUMENT

I, HON, SAM AKOITA MP, Minister for Mining, by virtue of the powers conferred by the Mining Act 1992 and all other powers me enabling, and after considering the recommendation of the Mining Advisory Council, hereby approve this instrument.

DATED at   this   day of   , 2003.

....
Minister for Mining

To be completed by the Registrar upon the Minister approving an Instrument.

I, [   ], Registrar, pursuant to all powers conferred under the Mining Act certify that I have this day registered the instrument.

.... (Registrar's signature)

.... (date)